ENTHEOS TECHNOLOGIES, INC.

SUITE 216 – 1628 WEST 1ST AVENUE

VANCOUVER, B.C.  V6J 1G1

May 10, 2006

BY EDGAR

Jorge L. Bonilla

Senior Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20649

Mail Stop 4561

Re:

Entheos Technologies, Inc.

File No. 000-30156

Form 10K for Fiscal Year Ended

December 31, 2005

Dear Sir:

Reference is hereby made to you letter dated April 25, 2006 (the “April 25th Letter”).  The following responses are keyed to your numbered comments set forth in the April 25th Letter.

Comment:

Form 10-K for the year ended December 31, 2005

Balance Sheet, page 16

1.

We note that approximately 95% of the Company’s assets consisted of marketable equity securities.  Please explain to us how you considered the Investment Company Act of 1940 in determining whether the Company is subject to regulation as an investment company under this Act.

Response:

We do not believe that we are an “investment company” as that term is defined in the Investment Company Act of 1940 (the “Act”).  Section 3a.1. of the Act provides in relevant part as follows:

1.

When used in this title, “investment company” means any issuer which-

A.

is or  holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

B.

is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

C.

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the vale of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Section 3b.1 of the Act further states that:

b. Exemption from provisions.  Notwithstanding paragraph (1) C of subsection (a), none of the following persons is an investment company within the meaning of this title:

1.

Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”

We have never been engaged in, or held ourselves out as being engaged in, any of the activities enumerated in Section 3.a.1. of the Act.  We received the marketable securities (the “Marketable Securities”) referred to in the April 25th Letter in settlement of a debt obligation (arising from services rendered by us in the ordinary course of business).

On August 7, 2002, the Company agreed to accept 600,625 (pre split) shares of restricted common stock from eDeal.net (now, International Energy, Inc.) in lieu of the cash payment of $48,050 due from eDeal.net for web development and web hosting services rendered by the Company.  The number of eDeal.net shares issued to satisfy its debt to the Company was calculated based on the most recent quoted market closing price of eDeal.net’s common stock ($0.08 per share) at the settlement date.

In 2002 the marketable securities represented only 2.3% of the total assets; they represent 37.4% of total assets in 2003; 70% in 2004 and 95% in 2005.  International Energy, Inc. is engaged in the exploration and development of oil and gas reserves. There appears to be a limited trading market for its common stock; accordingly, it is not certain that the quoted market price can be or will be attained if the Marketable Securities were offered for sale.

It is our intention to sell the Marketable Securities to fund, as needed, our ongoing operations as required.  As such, we believe that the exemption provided by Section 3b.1. of the Act is available to us and exempts us from the definition of investment company set forth in Section 3a.1.

 The following is a brief summary of our business efforts:

•

In 2002, the Company operated as an application service provider (ASP) of reliable, scalable, real time, high volume outsourced email services. Also in 2002, the Company completed wind-down of two of its previously-launched online properties due to lack of meaningful revenues from such assets, and other factors.

•

In 2003, the Company worked towards modifying its email platforms and the solicitation of  new customers.  The Company also initiated efforts to identify prospective industry partnerships and joint-venture opportunities.

•

In 2004, the Company launched ExpressEmailSolutions.com with new, significantly updated features and functionality, and a broader suite of services.  The Company developed marketing databases and undertook email and cold-call telephone marketing campaigns, which failed to generate meaningful revenues as a consequence of newer, less expensive, and more readily-available competing technologies.

•

In 2005, The Company curtailed plans to further develop or actively market its unprofitable email services, and instead entered the Search Engine Optimization and Marketing market with plans to launch AppliedMediaStrategies.com.  The Company worked towards development of a fully-automated software application, able to deliver consistent page-ranking results on the Internet’s single largest search engine utility, Google.  The Company acquired off-the shelf applications, undertook custom programming and launched numerous test web sites.  These web sites were repeatedly modified with new key words and phrases, and re-designed using several server-side mark-up, programming, and scripting languages running Microsoft, Sun Microsystems, Linux, and platform-independent technologies.  Also in 2005, the Company produced a beta, back-end marketing program, designed to fully automate the customer acquisition process, and help keep costumer acquisition costs low for the Company.

•

To date, in 2006, the Company has continued to optimize its technology for influencing Google page rank results and continued development of its automated Customer Relationship Management (CRM) and customer acquisition back-end software.  Upon completion, the system is expected to include a combination of newswire feeds, parsing scripts, trigger emails, and follow-up telephone calls, all of which integrate with a Web based CRM system.

While the Company continues to develop Google page-rank specific technology, there is no assurance that successful launch of such technology will necessarily generate revenues or secure long-term market share for the Company in a fast and ever changing technology landscape.

Comment 2

Note 4 Related to Party Transactions, page 25

2.

We note your disclosure that the Company and International Energy, Inc. have a director in common.  However, we note from the disclosure on page 30 of the Company’s Form 10-KSB and Item 11 of International Energy, Inc.’s Form 10-KSB that Harmel S. Rayat holds a majority of the common stock of both companies.  Please explain to us how you considered paragraph 4 of SFAS 57 in determining whether to disclose this common control relationship.

Response:

Paragraph 4 provides:

4. If the reporting enterprise and one or more other enterprises are under common ownership or management control and the existence of that control could result in operating results or financial position of the reporting enterprise significantly different from those that would have been obtained if the enterprises were autonomous, the nature of the control relationship shall be disclosed even though there are no transactions between the enterprises.”

At the time of our preparation and filing of our report, we did not believe the disclosure of the common ownership was necessary as each of the companies were and are involved in totally diverse business activities; and, accordingly, the Company’s operating results or financial position would not be significantly different from those that would have been obtained if the enterprises were autonomous.

We hereby acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing is responsive to your comments.  Should you have any further questions, please do not hesitate to contact us.

Very truly yours,

Entheos Technologies, Inc.

By:

/s/ Harmel S. Rayat

Harmel S. Rayat, President